Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

 RIT TECHNOLOGIES ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS

Tel Aviv, Israel – August 6, 2015 – RiT Technologies (NASDAQ: RITT), today announced that a special meeting of its shareholders will be held on Thursday, September 10, 2015 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

The record date for the meeting is August 10, 2015. The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of the special meeting is as follows:

1.	To approve the terms of compensation of our Chief Executive Officer;

2.	To approve the severance terms of our former Chief Executive Officer;

3.
To approve (i) the cessation of service of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors  and (ii) the appointment of Brightman Almagor Zohar, a member of Deloitte International ("Deloitte"), as the Company’s independent auditors for the fiscal year ending December 31, 2015; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of Deloitte in accordance with the volume and nature of their services; and

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

For additional information please refer to the above referenced proxy statement.

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our BeamCaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

COMPANY CONTACT:
Eran Erov, VP Finance 972-77-270-7203
erane@rittech.com